

March 30, 2012

Via E-mail
Michael B. Farnell, Jr.
Executive Vice President and
Chief Legal Officer
Nexeo Solutions, LLC
9303 New Trails Drive
Suite 400
The Woodlands, TX 77381

>   **Re: Nexeo Solutions, LLC**
>   **Registration Statement on Form S-4**
>   **Filed March 2, 2012**
>   **File No. 333-179870**

Dear Mr. Farnell:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you are registering the new notes in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (May 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with your next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

Prospectus Cover Page

2. Please clarify that Nexeo Solutions, LLC and Nexeo Solutions Finance Corporation are co-issuers of the notes on the cover page of the prospectus.

3. We note that the old notes are and the new notes will be guaranteed by Nexeo Solutions Holdings, LLC, Nexeo Solutions Sub Holding Corp. and each of your existing and future domestic subsidiaries that guarantee obligations under your senior term loan facility and senior-secured asset-based revolving credit facility. In this section and throughout the filing, please identify these existing domestic subsidiary guarantors when you refer to the guarantors of the old and new notes. Additionally, please name these existing domestic subsidiaries as guarantors in the fee table and the legal opinion and arranged for them to sign the registration statement. If none of your existing domestic subsidiaries guarantee the old notes and will guarantee the new notes, please clarify your disclosure in this section and throughout the filing, including the Ownership and Corporate Structure Chart and corresponding footnotes on page 3.

4. Please disclose the following on the prospectus cover page:

- Broker-dealers who receive new securities pursuant to the exchange offer acknowledge that they will deliver a prospectus in connection with any resale of such new securities; and
- Broker-dealers who acquired the old securities as a result of market-making or other trading activities may use the prospectus for the exchange offer, as supplemented or amended, in connection with resales of the new securities.

We note your disclosure of similar information on page ii.

5. We note that here and throughout the filing, you omit the expiration date for the exchange offer. Please confirm supplementally that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424. Additionally, as currently represented, the offer could be open for less than 20 full business days due to the 5:00 p.m. expiration time instead of an expiration time for midnight on what ultimately may be the twentieth business day following commencement. See Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980). Please confirm that the offer will be open at least through midnight on the twentieth business day. See Rule 14d-1(g)(3).

Cautionary Note Regarding Forward-Looking Statements, page iv

6. The safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with a tender offer or statements made by issuers that are not subject to the reporting requirements of Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 at

the time the statement is made. See Section 27A(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of the Exchange Act. Therefore, please delete the reference to the safe harbor or state explicitly that the safe harbor protections it provides do not apply to statements made in connection with the offer.

Guarantees, page 10

7. Please tell us whether the joint venture referenced on page two is a guarantor of the notes being registered. If so, please tell us how you complied with the reporting requirements of Rule 3-10(g) of Regulation S-X.

Risk Factors, page 15

8. We note the third and fourth sentences in the first paragraph under this heading. Please note that all material risks should be described. If risks are not deemed material, you should not reference them.

Risks Related to Regulations, Litigation and Insurance, page 22

9. For each risk factor in this section, please disclose whether there was a corresponding material impact on your results of operations or cash flows in each of the periods presented. Absent such disclosures, investors cannot assess the likelihood and magnitude of these risks.

Unaudited Pro Forma Condensed Consolidated Financial Information, page 34

10. You disclose on page 47 that you wrote-up your inventory by $125.3 million to reflect the fair value as of March 31, 2011. Given this disclosure, please tell us why there was not an adjustment to decrease cost of sales related to the inventory write-up. Furthermore, please revise your discussion of cost of sales in MD&A to quantify the impact to cost of sales related to the inventory write-up of $125.3 million. Presumably there was some portion of the written-up inventory that was subsequently sold and so the impact on operating results would be considered non-recurring and directly attributable to the transaction. See Article 11-02(b)(5) of Regulation S-X.

Pro Forma Adjustments, page 37

11. You present an adjustment to transaction related costs of $68.3 million and on page 38 you disclose you made the adjustment to remove transaction related costs resulting from the Ashland Distribution Acquisition for the period. Please amend your filing to quantify the components of the $68.3 million.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 43

Operational and Financial Highlights, page 43

12. You disclose that you invested in your physical distribution network to enhance the safety and security of your personnel as well as your business partners. Please amend your filing to explain the actions you took to enhance the safety and security of your personnel as well as your business partners and the contributing factors why you believed such actions were necessary.

China Joint Venture Acquisition, page 45

13. You disclose that in certain situations you have an obligation to acquire the remaining 40% of the joint venture from the shareholders of Beijing PlasChem. Please tell us the situations that would create such an obligation. Also, please tell us whether the joint venture shareholders can "put" their shares to you.

14. So that we may better understand whether the joint venture you entered into in September and December 2011 is material, please provide us your income test of significance pursuant to Rule 3-05 of Regulation S-X. If you determine that the joint venture acquisition is significant, please amend your filing to provide the required financial statements of the joint venture. Furthermore, if you determine the acquisition of the joint venture is material to your financial statements or to an investor, please provide pro forma financial information pursuant to Article 11 of Regulation S-X.

Key Factors Affecting our Results of Operations and Financial Condition, page 48

15. You disclose on page 50 that certain price increases related to the increase of the price of a barrel of crude oil and on page 54 you disclose that the increase in average selling price was due to increasing oil and natural gas prices. Please amend your filing to include a discussion that quantifies the price increases period over period for your material raw materials. Refer to Section 501.4 of the Financial Reporting Codification.

Results of Operations, page 50

16. We note that your discussion does not fully analyze the factors that led to the changes in various line items from period-to-period. Accordingly, please expand your disclosure, as applicable, to fully address Item 303 of Regulation S-K. In this regard, your discussion should address those key variable and other qualitative and quantitative factors which are necessary for an understanding and evaluation of your operations. Please expand your disclosure to more fully discuss the causes for any material changes from period to period and any seasonal aspects that had a material effect on your financial condition and results of operation. When multiple factors contribute to fluctuations in a single financial

statement line item, please separately quantify the impact of each factor. You should also ensure that you are explaining the material increases or decreases in each line item. For example, in your sales and operating revenue discussion for your chemicals business segment for the three months ended December 31, 2011, you should quantify the factors leading to volume increases for chemical commodity products, explain how the typical seasonal demand pattern increased the volume for these products, and explain why the price of feedstocks increased as compared to the prior period. Please revise your disclosure throughout Results of Operations accordingly.

17. We note that you present pro forma information for the year ended September 30, 2011 on page 36. Please tell us your consideration of providing in MD&A a discussion of the pro forma year ended September 30, 2011 as compared to the year ended September 30, 2010. It would appear a discussion of your annualized operating results would be more meaningful and useful to an investor's understanding of your operations.

Liquidity and Capital Resources, page 64

18. On page 26, we note that your access to credit under the ABL Facility is potentially subject to significant fluctuations depending on the value of the eligible assets in the borrowing base as of any valuation date and that the inability to borrow under the ABL Facility may adversely affect your liquidity, results of operations and financial condition. We further note the presence of certain cash collateral provisions in the ABL Facility on page 123. Please expand your discussion of liquidity to provide more detail regarding how these aspects of the credit facility would impact the company's financial condition and liquidity.

19. In this section, please provide a cross-reference to your description of other indebtedness on page 122.

20. You disclose on page 66 that your cash flows from operations were impacted, in part, by the decrease in accounts receivable and you attribute this decrease to the timing of customer payments. Please amend your filing to provide a more robust discussion of the underlying reason for the decrease in your accounts receivable, such as a discussion of the days sales outstanding for each period presented, including an analysis of the contributing factors for material changes period over period. Refer to Section 501.13 of the Financial Reporting Codification for guidance.

21. You disclose on page 20 that from April 1, 2011 through December 31, 2011, you sold products in over 70 different countries and generated 21.7% of total sales outside the United States. Since your foreign operations appear material, please amend your filing to disclose the amount of cash and cash equivalents, including restricted cash and cash equivalents held by foreign subsidiaries as compared to your total amount of cash and cash equivalents. Also, please quantify the amount of cash and cash equivalents, including restricted cash and cash equivalents held by foreign subsidiaries where the

funds are not readily convertible into other foreign currencies, including U.S. dollars. Please also explain the implications of any such restrictions upon your liquidity. Refer to Item 303(a)(1) of Regulation S-K, SEC Release 33-8350 Section IV and Financial Reporting Codification 501.09 for guidance.

Off Balance Sheet Arrangements, page 69

22. You disclose that you are party to various financial guarantees and other commitments and these arrangements typically involve elements of performance and credit risk. Although you disclose that the possibility that you would have to make actual cash expenditures in connection with these obligations will be largely dependent on the performance of the operating affiliate or the occurrence of future events that you are unable to predict, please amend your filing to disclose the range of any potential loss that you are exposed to as a result of these arrangements.

Quantitative and Qualitative Disclosures About Market Risk, page 70

23. You disclose on page 21 that you may be adversely affected by foreign exchange rate fluctuations and on page 20, you disclose that from April 1, 2011 through December 31, 2011 you sold products in over 70 different countries and generated 21.7% of total sales outside the United States. Please amend your filing to enhance your disclosure to discuss your risk management strategy as it relates to foreign exchange rates and whether you use derivatives to mitigate your exposure to loss. Refer to Item 305 of Regulation S-K for guidance.

24. You disclose on page 16 that energy costs are a significant component of certain raw materials that are included in your product costs and because your products are primarily commodities or include significant commodity content you have no control over the changing market value of the commodities. Please amend your filing to enhance your disclosure to discuss your risk management strategy as it relates to commodity prices and whether you use derivatives to mitigate your exposure to loss. Refer to Item 305 of Regulation S-K for guidance.

Revenue Recognition, page 72

25. You disclose on page 18 that you use third parties, such as common carriers, to deliver products to your customers and that common carriers account for approximately 11.6% of deliveries from your North American warehouses. Given the materiality of these sales, please amend your revenue recognition policy to clarify your policy as it relates to the use of third parties (i.e. is policy FOB shipping point, when does title transfer, who is responsible for loss of inventory in transit, which party insures inventory during transit, etc.).

Business, page 75

26. Please expand this section to address the following requirements pursuant to Item 101 of Regulation S-K:
   - Describe the general development of your business during the past five years pursuant to Item 101(a);
   - Disclose the financial information about industry segments or include an appropriate cross-reference pursuant to Item 101(b);
   - Describe the extent to which the business of an industry segment is or may be seasonal pursuant to Item 101(c)(1)(v);
   - Describe your practices and the practices of your industry relating to working capital items pursuant to Item 101(c)(1)(vi); and
   - Disclose the financial information about geographic areas or include an appropriate cross-reference pursuant to Item 101(d).

Legal Proceedings, page 90

27. Please disclose the relief sought by the NLRB in the complaint it filed against you in November 2011. Refer to Item 103 of Regulation S-K.

Management, page 91

28. For each director, please briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director at the time that the disclosure is made, in light of the registrant's business and structure. If material, this disclosure should cover more than the past five years, including information about the person's particular areas of expertise or other relevant qualifications. Refer to Item 401(e)(1) of Regulation S-K.

Compensation Discussion and Analysis, page 97

FY 2011 Bonus Plan, page 99

29. We note your statement on page 99 that the bonus payouts related to fiscal year 2011 will be included for your NEOs in the Summary Compensation Table for the fiscal year 2012 because they were earned in that fiscal year. Please note that if the relevant performance measure is satisfied during the fiscal year, the earnings are reportable for that fiscal year, even if not payable until a later date. Refer to Instruction No. 1 to Item 402(c)(2)(vii) of Regulation S-K. Please advise us as to why you have not included these Bonus Plan payouts in the Summary Compensation Table or revise the Summary Compensation Table accordingly. This comment also applies to the bonus Mr. Smith received pursuant to the Bonus Plan, as described in footnote 2 to the Director Compensation Table on page 109.

30. On page 100, it appears that you granted discretionary bonuses in the 2011 fiscal year, however, it does not appear that these bonuses are listed in the Summary Compensation Table. Please note that discretionary cash bonuses that are not based on any performance criteria should be reported in the bonus column of the Summary Compensation Table. Refer to Regulation S-K Compensation Disclosure and Interpretation Question 119.02. Please advise us as to why you have not included these bonuses in the Summary Compensation Table or revise the Summary Compensation Table accordingly.

31. In footnote 2 at the top of page 101, we note that the Compensation Committee accelerated the vesting of the first tranche of Performance-Based Units to recognize the efforts of the NEOs and senior management in launching Nexeo Solutions, LLC as a stand-alone company. Please clarify whether the company had achieved the applicable performance-based metric when the Compensation Committee accelerated the vesting of these units. On page F-51, it appears that the company did not meet its EBITDA-based performance target for the period ending September 30, 2011.

Summary Compensation Table, 103

32. In footnote 4, we note that you refer to the "Share-Based Compensation" section in your financial statements for the year ended September 30, 2011 for a discussion of the valuation assumptions for the Holdings Series B Units. This section does not appear to be located in the notes to your financial statements. Please advise us as to where the discussion of the valuation assumptions is located.

33. We note that you include consulting fees that were earned prior to the Short Year in the All Other Compensation column in the Summary Compensation Table. Please tell us supplementally when these fees were earned and why you included them in the Summary Compensation Table.

Grant of Plan-Based Awards for the 2011 Fiscal Year, page 105

34. We note that you granted David Bradley phantom units on March 31, 2011. While this date occurs before April 1, 2011, the beginning date of the Short Year, it appears that these units were granted during the 2011 fiscal year. Please explain to us supplementally why you have not included these units in the Summary Compensation Table.

Security Ownership of Certain Beneficial Owners and Management, page 110

35. In footnote 1, we note your statement that "Messrs. Bonderman and Coulter disclaim beneficial ownership of the TPG Interests except to the extent of their pecuniary interest in the TPG Interests." Please note that pecuniary interest is not part of the beneficial ownership determination. Refer to Instruction 2 to Item 403(a) of Regulation S-K and Exchange Act Rule 13d-3. Please revise your disclosure accordingly.

Certain Relationships and Related Party Transactions, page 112

36. Please revise this section to describe the transaction referenced on page 64 whereby you made quarterly tax distributions to, or on behalf of, your members of approximately $10 million relating to the period October 1, 2011 to December 31, 2011. Please also describe the consulting fee arrangements you reference in the footnotes to the All Other Compensation Table on page 104.

The Exchange Offer, page 114

37. We note the first two representations that you require any holder to represent to you in writing or be deemed to represent to you in writing. Please revise the first representation so that any party participating in the exchange offer represents that the new notes to be acquired in connection with the exchange offer are being acquired in the ordinary course of business of the holder and any beneficial owner. Please revise the second representation so that it does not limit the representation to the time of commencement or consummation of the exchange offer.

Acceptance of Old Notes for Exchange; Delivery of New Notes Issued in the Exchange Offer, page 119

38. Please revise the first sentence of this paragraph to state that you will issue the new notes registered under the Securities Act in exchange for the old notes promptly upon expiration of the offer. Please revise here and throughout the document, as necessary.

39. We note your statement on page 119 that "[u]pon satisfaction or waiver of all the conditions to the exchange offer, . . . , we will accept, . . . , all old notes properly tendered that have not been validly withdrawn . . . ." We further note your sentence on page 120 that "[t]he foregoing conditions . . . may be asserted by us regardless of the circumstances giving rise to any such condition or may be waived by us in whole or in part at any time and from time to time." These sentences imply that you could assert a condition up to the point of acceptance of the old notes. Please note that all offer conditions, except those related to the receipt of government regulatory approvals necessary to consummate the offer, must be satisfied or waived at or before the expiration of the offer, not merely before acceptance of the outstanding notes for exchange. Please revise your disclosure accordingly.

Certain United States Federal Income Tax Considerations, page 199

40. Please remove the word "certain" from this heading, the first sentence of the first paragraph on page 199, and the subsequent discussion. All material tax considerations should be described.

Certain ERISA Considerations, page 200

41. Please remove the word "certain" from this heading, the first sentence of the first paragraph on page 200, and the subsequent discussion. All material considerations should be described.

Financial Statements, page F-2

42. You disclose on page 17 that you corrected an error in your financial statements related to the valuation of inventory in the United States for the Ashland acquisition that resulted in an overstated value of your U.S. inventories as of June 30, 2011 and understated costs of sales by a similar amount for the period from April 1 to June 30, 2011. Please tell us how you concluded the error did not materially impact prior period financial statements of the predecessor. Please quantify the error correction and the impact to sales, gross profit, operating income, and net income. Please tell us how the error was identified and whether the error correction impacted the $125.3 million inventory step-up discussed on page 47.

Note 16 – Financial Statements of Guarantors and Issuers of Guaranteed Securities, page F-21

43. The disclosures on pages 12 and 30 reference restrictions on your ability to transfer cash among the parent and subsidiaries. Please amend your filing to provide the following disclosures:

- Any significant restrictions on the ability of the parent company guarantor to obtain funds from its subsidiaries by dividend or loan;
- The nature of any restrictions on the ability of the finance subsidiary issuer to transfer funds to the parent in the form of cash dividends, loans, or advances; and
- The amount of the finance subsidiary's restricted net assets (i.e., net assets that cannot be transferred to the parent company in the form of loans, advances or cash dividends without the consent of a third party) as of the end of the most recently completed fiscal year.

Refer to paragraphs (i)(9) and (i)(10) of Rule 3-10 of Regulation S-X for guidance. Furthermore, please show us your calculations on whether the restricted net assets of consolidated subsidiaries exceed 25% of consolidated net assets as of the end of the most recently completed fiscal year. Schedule I may be required pursuant to Rule 5-04 of Regulation S-X.

44. Your intercompany asset line item on pages F-22 and F-62 exceeds 10% of total assets. Please quantify for us the components of this account balance in each column. Separately address the equity investment, any intercompany advances and loans, and any intercompany operational receivables. Further, please explain how you determined the current vs. non-current classification of these components as well as the intercompany

liability account. Compliance with Rule 10-01(a)(2) of Regulation S-X should be clearly evident.

45. Please amend your filing to include a line item for equity in earnings of subsidiaries on the face of your condensed consolidating statements of operations. See Article 5-03(b)12 of Regulation S-X.

46. Please include a column for the finance subsidiary issuer pursuant to Article 3-10(d) of Regulation S-X.

Segment and Geographic Data, page F-17

47. You disclose that the Composites and Environmental Services businesses did not individually meet the materiality threshold for separate disclosure and were combined for presentation and disclosure purposes. However, ASC 280 requires that operating segments be assessed for aggregation prior to application of the quantitative thresholds used to identify reportable segments. Entities may combine information about operating segments that do not meet the quantitative thresholds with information about other operating segments that do not meet the quantitative thresholds to produce a reportable segment only if (a) combining the information is consistent with the underlying objective and principles in ASC 280; (b) the segments have comparable economic characteristics; and (c) the operating segments share more than half of the aggregation criteria. Please provide to us the CODM reports that support you met the aggregation criteria for the Composites and Environment Services segments. Refer to ASC Section 280-10-50-11 for guidance.

48. Please amend your filing to present goodwill in total and for each reportable segment. Refer to ASC 350-20-50-1 for guidance.

Annex A Letter of Transmittal, page A-1

49. Please note that the Exxon Capital Holdings Corp. no-action letter was issued on May 13, 1988. Please revise paragraph 4 accordingly.

Undertakings, page II-8

50. Please revise to include only those undertakings that are applicable to your offering. For example, it does not appear that the undertakings contained in Item 512(b) and (e) apply to your offering.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tracey McKoy at (202) 551-3772 or Al Pavot at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Kane at (202) 551-3235 or me at (202) 551-3765 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director

cc: Sarah K. Morgan (via e-mail)
        Vinson & Elkins L.L.P.
        1001 Fannin, Suite 2300
        Houston, TX 77002